January 13, 2025

Jonathan Mackenzie
Chief Accounting Officer
Medifast, Inc.
100 International Drive
Baltimore, MD 21202

       Re: Medifast, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-31573
Dear Jonathan Mackenzie:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing